October 11, 2019

Brandon Stump
Chief Executive Officer
Charlie's Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627

       Re: Charlie's Holdings, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed September 30, 2019

Dear Mr. Stump:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2019 letter.

Form S-1/A filed September 30, 2019

Risk Factors
The regulation of tobacco products by the FDA in the United States, page 12

1. Please clarify which of Charlie's products you anticipate would be Deemed Tobacco
       Products, and for which the company may need to cease the distribution of, if the
       Company does not obtain marketing authorization, so that investor's may assess the risk.
       Additionally provide disclosure in the Prospectus Summary, explaining how many pre-
       market tobacco product applications you may have to file in order to sell products after
       May 12, 2020, and disclosing the cost of such applications.
 Brandon Stump
Charlie's Holdings, Inc.
October 11, 2019
Page 2
Possible yet unanticipated changes in federal and state law, page 13

2. Please revise the third paragraph to explain whether the FDA position reiterated by commissioner Scott Gottlieb on December 20, 2018 and the FDCA prohibitions discussed in this paragraph apply to any of your products. If they do not please explain why that is the case.
General

3. We note you recently amended and restated your bylaws. We note that your forum selection provision identifies a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada) as the exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include disclosure about the exclusive forum provision in the description of capital stock section, and include any applicable risk factor disclosure.
       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBrandon Stump                                  Sincerely,
Comapany NameCharlie's Holdings, Inc.
                                                                 Division of
Corporation Finance
October 11, 2019 Page 2                                          Office of Life
Sciences
FirstName LastName